As filed with the Securities and Exchange Commission on November 2, 2022.
Securities Act File No. 333-262035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.  ☐

Post-Effective Amendment No. 2  ☒

BlackRock Private Credit Fund
(Exact name of registrant as specified in Declaration of Trust)

40 East 52nd Street
New York, New York 10022
(212) 810-5300
(Address and telephone number, including area code, of principal executive offices)

John M. Perlowski
BlackRock Capital Investment Advisors, LLC
40 East 52nd Street
New York, New York 10022
(212) 810-5800
(Name and address of agent for service)

COPIES TO:
Laurence D. Paredes
BlackRock Capital
Investment Advisors, LLC
40 East 52nd Street
New York, New York 10022

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606	Cynthia M. Krus Owen J. Pinkerton Dwaune L. Dupree Eversheds Sutherland (US) LLP 700 6th Street, NW Washington, DC 20004

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-262035.

Check each box that appropriately characterizes the Registrant:
☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (No. 333-262035) of BlackRock Private Credit Fund (as amended, the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.  No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1)	Financial Statements

The following financial statements of BlackRock Private Credit Fund are included in Part A of this Registration Statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 25.	Financial Statements And Exhibits

(1)	Financial Statements

The following financial statements of the Registrant are included in Part A of this Registration Statement.

Index of Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of March 18, 2022 (Inception)	F-3
Notes to Financial Statement	F-4

Interim Financial Statements
Consolidated Statement of Assets and Liabilities as of June 30, 2022 (Unaudited)	F-9
Consolidated Statements of Operations for the three months ended June 30, 2022 and for the period from March 18, 2022 (Inception) to June 30, 2022 (Unaudited)	F-10
Consolidated Statements of Changes in Net Assets for the three months ended June 30, 2022 and for the period from March 18, 2022 (Inception) to June 30, 2022 (Unaudited)	F-11
Consolidated Statement of Cash Flows for the period from March 18, 2022 (Inception) to June 30, 2022 (Unaudited)	F-12
Consolidated Schedule of Investments as of June 30, 2022 (Unaudited)	F-13
Notes to Consolidated Financial Statements (Unaudited)	F-18

(2)	Exhibits

(a)(1)	Certificate of Trust of the Registrant(1)
(a)(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant(2)
(a)(3)	Second Amended and Restated Agreement and Declaration of Trust of the Registrant(3)
(a)(4)	Third Amended and Restated Agreement and Declaration of Trust of the Registrant(5)
(a)(5)	Fourth Amended and Restated Agreement and Declaration of Trust of the Registrant(6)
(b)(1)	Bylaws of the Registrant(2)
(b)(2)	Amended and Restated Bylaws of the Registrant(3)
(d)	Form of Subscription Agreement(5)
(e)	Distribution Reinvestment Plan(5)
(g)(1)	Amended and Restated Advisory Agreement(5)
(g)(2)	Amended and Restated Sub-Advisory Agreement(5)

(h)(1)	Distribution Agreement(5)
(h)(2)	Form of Broker-Dealer Agreement(2)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant(5)
(j)	Custodian Agreement(2)
(k)(1)	Administration Agreement(5)
(k)(2)	Transfer Agency Agreement(2)
(k)(3)	Multi-Class Plan(5)
(k)(4)	Amended and Restated Fee Waiver and Expense Support and Reimbursement Agreement by and between the Registrant and Adviser(5)
(k)(5)	Credit and Security Agreement, dated June 3, 2022, of BlackRock Private Credit Fund Leverage I, LCC(4)
(l)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP(3)
(n)	Consent of Independent Registered Public Accounting Firm(5)
(p)	Subscription Agreement for Seed Capital(5)
(r)	Code of Ethics of the Fund and the Adviser(2)
(s)	Calculation of Filing Fee Tables(3)
(t)	Powers of Attorney(2)
*	Filed herewith.

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-262035) filed on January 6, 2022 and incorporated herein by reference.
(2)
Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-262035) filed on April 14, 2022 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-262035) filed on May 20, 2022 and incorporated herein by reference.
(4)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on June 10, 2022.
(5)
Previously filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-262035) filed on August 30, 2022 and incorporated herein by reference.

(6)	Incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on November 2, 2022.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$231,750
FINRA filing fee	$225,500
Legal	$700,000
Printing	$100,000
Accounting	$50,000
Blue Sky Expenses	$250,000
Advertising and sales literature	$175,000
Due Diligence	$75,000
Miscellaneous fees and expenses	$200,000
Total	$2,007,250

Item 28.	Persons Controlled By Or Under Common Control

Immediately prior to this offering, BlackRock Financial Management, Inc. a Delaware corporation, will own 100% of the outstanding common shares of the Registrant. Following the completion of this offering, BlackRock Financial Management, Inc.’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common shares. See “Control Persons and Principal Shareholders” in the Prospectus contained herein.

As of September 30, 2022, the following list sets forth entities in which the Registrant owns a controlling interest, the state under whose laws the entity is organized, and the percentage of voting securities or membership interests owned by the Registrant in such entity.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
BlackRock Private Credit Fund Leverage I, LLC (Delaware)	97.3.0%

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at September 30, 2022.
Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.001 par value	2

Item 30.	Indemnification

The information contained under the headings “Description of our Shares,” “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement” and “Plan of Distribution-Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which BlackRock Capital Investment Advisors, LLC, and each managing director, director or executive officer of BlackRock Capital Investment Advisors, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding BlackRock Capital Investment Advisors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-112118), and is incorporated herein by reference.

BlackRock Advisors, LLC serves as sub-adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide to provide a list of the officers and directors of BlackRock Advisors, LLC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by BlackRock Advisors, LLC or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of BlackRock Advisors, LLC, filed with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940 (SEC File No. 801-47710).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

1.	the Registrant;

2.	the transfer agent;

3.	the Custodian;

4.	the Adviser; and

5.	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii)
the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 2nd day of November, 2022.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	General Counsel & Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title

*	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Trustees
Rajneesh Vig

/s/ Erik L. Cuellar	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Erik L. Cuellar

*	Trustee
John M. Perlowski

*	Trustee
Eric J. Draut

*	Trustee
Andrea Petro

*	Trustee
Maureen K. Usifer

*By:	/s/ Laurence D. Paredes

Signed by Laurence D. Paredes on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. Draut and Perlowski and Vig and Mses. Petro and Usifer on March 16, 2022.